Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Non-Consolidated Financial Statements

December 31, 2010 and 2009

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying non-consolidated statements of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of December 31, 2010 and 2009 and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations, the appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
Without qualifying our opinion, we draw attention to the following:
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and auditing standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 25, 2011
This report is effective as of February 25, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

(In millions of won, except share data)	Notes	2010		2009
Assets
Cash and due from banks	3,22	~~W~~	861,284	429,825
Equity method accounted investments	4		27,024,517	25,035,976
Loans, net of allowance for loan losses	5,22		1,447,725	1,567,125
Property and equipment, net	6		1,488	1,191
Other assets, net	7,12,22		281,656	86,589

Total assets		~~W~~	29,616,670	27,120,706

Liabilities
Borrowings	9	~~W~~	5,000	674,000
Debentures, net	10		6,581,104	5,593,318
Provision for retirement and severance benefits	13		1,032	1,441
Other liabilities	11,12,22		304,781	123,586

Total liabilities			6,891,917	6,392,345

Stockholders’ equity
Capital stock, ~~W~~5,000 par value
Authorized 1,000,000,000 shares
Common stock	15		2,370,998	2,370,998
Issued and outstanding — 474,199,587 shares in 2010 and 2009
Preferred stock	15		481,475	481,475
Issued and outstanding — 43,711,000 shares in 2010 and 53,094,459 shares in 2009
Capital surplus			9,924,851	9,924,852
Capital adjustments			(390,916)	(417,142)
Accumulated other comprehensive income	4,23		1,382,007	1,182,573
Retained earnings	16		8,956,338	7,185,605

Total stockholders’ equity			22,724,753	20,728,361

Total liabilities and stockholders’ equity		~~W~~	29,616,670	27,120,706

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the years ended December 31, 2010 and 2009

(In millions of won,
except earnings per share)	Notes	2010		2009
Operating revenue

Equity in income of equity method accounted investees	4,27	~~W~~	2,572,884	1,511,064
Interest income	22		104,359	138,472
Royalty	22		121,283	136,025
Other			21,482	14,793

			2,820,008	1,800,354

Operating expense
Equity in loss of equity method accounted investees	4,27		345	244
Interest expense			341,604	421,627
Fees and commission			201	340
General and administrative expenses	18,22,30		78,855	71,147
Other	12		21,482	10,818

			442,487	504,176

Operating income			2,377,521	1,296,178

Non-operating income, net			126	10,101

Income before income taxes			2,377,647	1,306,279

Income tax benefits	19		3,537	13

Net income		~~W~~	2,381,184	1,306,292

Basic earnings per share in won	20	~~W~~	4,525	2,305

Diluted earnings per share in won	20	~~W~~	4,445	2,292

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the years ended December 31, 2010 and 2009
Date of Appropriation for 2010 : March 23, 2011
Date of Appropriation for 2009 : March 24, 2010

(In millions of won)	Notes	2010		2009
Unappropriated retained earnings:

Balance at beginning of year		~~W~~	5,422,444	4,861,736
Changes in retained earnings of equity method accounted investees	4		203	(4,301)
Net income			2,381,184	1,306,292

			7,803,831	6,163,727

Appropriation of retained earnings:

Legal reserve	16		238,118	130,629
Reserve for repayment of preferred shares	15		—	182,794
Dividends	21		586,236	427,860

			824,354	741,283

Unappropriated retained earnings to be carried over to subsequent year		~~W~~	6,979,477	5,422,444

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Equity
For the years ended December 31, 2010 and 2009

					Accumulated other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid		—	—	—	—	(244,987)	(244,987)
Common stock issuance		390,000	885,260	—	—	—	1,275,260
Redemption of redeemable preferred stocks		—	—	—	—	(172,793)	(172,793)
Net income		—	—	—	—	1,306,292	1,306,292
Changes in retained earnings of equity method accounted investees		—	—	—	—	(4,301)	(4,301)
Changes in unrealized holding gains (losses) of equity method accounted investees		—	—	—	944,519	—	944,519
Valuation loss on derivatives		—	—	—	(4,277)	—	(4,277)
Changes in other capital surplus		—	7,020	—	—	—	7,020
Changes in other capital adjustment		—	—	15,745	—	—	15,745

Balance at December 31, 2009	~~W~~	2,852,473	9,924,852	(417,142)	1,182,573	7,185,605	20,728,361

					Accumulated other
	Capital		Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2010	~~W~~	2,852,473	9,924,852	(417,142)	1,182,573	7,185,605	20,728,361
Dividends paid		—	—	—	—	(427,860)	(427,860)
Redemption of redeemable preferred stocks		—	—	—	—	(182,794)	(182,794)
Net income		—	—	—	—	2,381,184	2,381,184
Changes in retained earnings of equity method accounted investees		—	—	—	—	203	203
Changes in unrealized holding gains (losses) of equity method accounted investees		—	—	—	196,859	—	196,859
Valuation loss on derivatives		—	—	—	2,575	—	2,575
Changes in other capital surplus		—	(1)	—	—	—	(1)
Changes in other capital adjustment		—	—	26,226	—	—	26,226

Balance at December 31, 2010	~~W~~	2,852,473	9,924,851	(390,916)	1,382,007	8,956,338	22,724,753

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(In millions of won)	2010		2009
Cash flows from operating activities
Net income	~~W~~	2,381,184	1,306,292
Adjustments for :
Equity in income of equity method accounted investees, net		(2,572,539)	(1,510,820)
Share-based compensation costs		5,657	9,433
Accrual for retirement and severance benefits		1,475	1,425
Depreciation		650	460
Amortization		731	433
Provision for (reversal of) allowance for loan losses and other assets		349	(3,975)
Gain from disposition of equity method accounted investments		—	(10,509)
Gain from disposition of property and equipment, net		—	(38)
Other		1,718	5,334

Changes in assets and liabilities :
Dividends received from equity method accounted investments		817,312	161,451
Decrease in other assets		11,813	60,579
Decrease in other liabilities		(661)	(11,324)
Retirement and severance benefits paid		(457)	(1,051)
Succession in provision for retirement and severance benefits		404	875
Decrease (increase) in deposit for severance benefit insurance		2,300	(769)
Increase in pension asset for retirement and severance benefits		(4,131)	—

Net cash provided by operating activities		645,805	7,796

Cash flows from investing activities
Cash provided by investing activities:
Decrease in equity method accounted investments		—	52,665
Collection of loans		325,000	890,000
Decrease in property and equipment		1	59
Decrease in other assets		—	1,008

		325,001	943,732

Cash used in investing activities:
Purchase of equity method accounted investments		(10,026)	(31,048)
Loan originations		(205,000)	(55,000)
Purchase of property and equipment		(948)	(199)
Increase in other assets		(5,059)	(2,162)

		(221,033)	(88,409)

Net cash provided by investing activities		103,968	855,323

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2010 and 2009

(In millions of won)	2010		2009
Cash flows from financing activities
Cash provided by financing activities:
Proceeds from borrowings	~~W~~	395,000	674,000
Proceeds from issuance of debentures		2,450,000	712,160
Proceeds from issuance of common stock		—	1,310,400

		2,845,000	2,696,560

Cash used in financing activities:
Repayment of borrowings		(1,064,000)	(1,155,300)
Repayment of debentures		(1,480,000)	(2,190,000)
Debentures issuance cost paid		(8,949)	(2,401)
Stock issuance cost paid		—	(35,141)
Dividends paid		(427,571)	(245,034)
Redemption of redeemable preferred stocks		(182,794)	(172,793)

		(3,163,314)	(3,800,669)

Net cash used in financing activities		(318,314)	(1,104,109)

Net increase (decrease) in cash and due from banks		431,459	(240,990)

Cash and due from banks at beginning of year		429,825	670,815

Cash and due from banks at end of year	~~W~~	861,284	429,825

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
December 31, 2010 and 2009
1.	General Description of the Company

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of December 31, 2010, the Company had 11 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank

Shinhan Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, former Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of December 31, 2010, Shinhan Bank operated through 847 domestic branches, 104 depository offices and 7 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively.

As of December 31, 2010, Shinhan Card had 48 branches, approximately 2.55 million merchants in its network and 15 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
1.	General Description of the Company, Continued
(c)	Shinhan Investment Corp.

Shinhan Investment Corp.(“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of December 31, 2010, it operated through 88 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2010, Shinhan Life Insurance operated through 172 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of December 31, 2010 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2010 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2010 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2010 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
1.	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement with BNP Paribas Asset Management Group on October 2002, Shinhan Investment Trust Management Co., Ltd. was renamed to Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Investment Trust Management Co., Ltd. Which was renamed to Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”) in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008.

Shinhan BNP Paribas AMC’s capital stock as of December 31, 2010 amounted to ~~W~~75,374 million.

(j)	SHC Management Co., Ltd.

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. SHC Management was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card. SHC Management’s capital stock as of December 31, 2010 amounted to ~~W~~500 million.

(k)	Shinhan Data System Co., Ltd.

Shinhan Data System Co., Ltd. (“Shinhan Data System”) was established on May 1, 1991 to engage in developing and operating computer system, information providing services, and operating and storing of electronic documents. On January 4, 2010, the Company acquired 200,000 shares (100%) of the outstanding shares of Shinhan Data System at ~~W~~50,130 per share from Shinhan Bank in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2009. Shinhan Data System’s capital stock as of December 31, 2010 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
1.	General Description of the Company, Continued
Details of ownership as of December 31, 2010 and 2009 were as follows:

		2010		2009
			Ownership		Ownership
			percentage		percentage
Investor	Investee	Number of shares	(%)	Number of shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	15,241,424	68.9
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,586	65.0	9,798,586	65.0
	Shinhan Macquarie (*)	—	—	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
	Shinhan Data System	200,000	100.0	—	—

(*)	The Company disposed all investments in Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) at August 20, 2010 through the retirement of shares.
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 percent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company audits goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

If the investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.

(d)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(e)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(f)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(g)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The company introduced a pension plan, from 2010. Under the Retirement Benefits Regulation, consideration of service requirements under the plan begins from the date employees join the company (where benefits are paid in interim payments, the date of interim payments). The type of pension plan adopted by the company is defined benefit pension plan, where each eligible employee receives a fixed amount of pension after retirement. The Bank’s estimated liability under the pension plan which would be payable if all employees left at the end of reporting period is accrued as a liability for retirement and severance benefits in the accompanying non-consolidated statements of financial position. Pension plan assets are reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits. Provided that the amount of pension plan assets exceeds the amount of the liability for retirement and severance benefits, the exceeding amount is presented as Investments.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,138.9 and W1,167.6 to US $1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services, Ltd. on December 31, 2010 and 2009, the last business day of each respective period, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction.

(i)	Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the non-consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Derivatives and Hedge Accounting, Continued

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the non-consolidated statement of income.

(j)	Share-Based Payments

The Company has granted share options or performance share to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(k)	Interest Income

Interest income on Company deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(l)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Income Taxes, Continued

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.

The Company has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(n)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.
3.	Cash and Due from Banks

As of December 31, 2010 and 2009, ~~W~~5.5 million of cash and due from banks was restricted as guaranteed deposits on bank accounts.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
4.	Equity Method Accounted Investments

Details of equity method accounted investments as of December 31, 2010 were as follows:

	2010
			Acquisition	Equity			Accumulated
	Beginning		(dividend),	method	Capital	Capital	other comprehensive	Retained	Ending
Investees	balance		net	income (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	13,617,579	(145,312)	1,545,719	(1)	(50)	136,610	203	15,154,748
Shinhan Card		7,919,672	(600,018)	667,168	—	26,276	(19,275)	—	7,993,823
Shinhan Investment		1,841,420	(15,000)	94,983	—	—	8,133	—	1,929,536
Shinhan Life Insurance		982,775	(30,000)	169,932	—	—	56,525	—	1,179,232
Shinhan Capital		408,922	—	53,868	—	—	12,674	—	475,464
Jeju Bank		135,220	—	13,863	—	—	2,556	—	151,639
Shinhan Credit Information		15,385	(1,200)	990	—	—	—	—	15,175
Shinhan PE		14,783	—	216	—	—	—	—	14,999
Shinhan BNP Paribas AMC		91,565	(21,361)	25,829	—	—	(364)	—	95,669
SHC Management		8,655	—	(345)	—	—	—	—	8,310
Shinhan Data System		—	5,606	316	—	—	—	—	5,922

	~~W~~	25,035,976	(807,285)	2,572,539	(1)	26,226	196,859	203	27,024,517

The market value of Jeju Bank shares owned by the Company was ~~W~~90,991 million as of December 31, 2010 based on the quoted market price (~~W~~5,970 per share) at that date.
Changes in (negative) goodwill for the year ended December 31, 2010 were as follows:

			Amortization		Ending
	Beginning balance		(reversal)	Impairment	balance
Shinhan Bank	~~W~~	471,961	(61,560)	—	410,401
Shinhan Card		3,281,834	(417,690)	—	2,864,144
Shinhan Investment		42,512	—	(42,512)	—
Shinhan Life Insurance		247,334	(41,803)	—	205,531
Shinhan Capital		7,667	(976)	—	6,691
Jeju Bank		(1,543)	685	—	(858)

	~~W~~	4,049,765	(521,344)	(42,512)	3,485,909

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
4.	Equity Method Accounted Investments, Continued

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2010 were as follows:

				Increase
Investees	Account	Beginning balance		(decrease)	Ending balance
Shinhan Bank	Derivatives, etc	~~W~~	(11,776)	10,450	(1,326)
Shinhan Card	Allowance for loan losses, etc		4,036	1,489	5,525
Shinhan Investment	Commission expense, etc		(6,874)	5,512	(1,362)
Shinhan Life Insurance	Deferred acquisition costs, etc		(46,892)	1,321	(45,571)
Shinhan Capital	Allowance for loan losses and other assets		3,026	(1,269)	1,757
Shinhan Credit Information	Allowance for other assets		2	3	5
Shinhan PE	Allowance for loan losses and other assets		25	(5)	20
Shinhan Data System	Development costs		—	(124)	(124)

		~~W~~	(58,453)	17,377	(41,076)

Details of equity method accounted investments as of December 31, 2009 were as follows:

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	income (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	724,060	6,823	569	685,641	(4,301)	13,617,579
Shinhan Card		7,237,665	(49,064)	553,776	(3)	—	177,298	—	7,919,672
Shinhan Investment		1,803,002	(30,000)	26,129	200	—	42,089	—	1,841,420
Shinhan Life Insurance		846,106	(20,000)	134,926	—	64	21,679	—	982,775
Shinhan Capital		377,662	(24,991)	35,499	—	—	20,752	—	408,922
Jeju Bank		95,581	27,745	9,677	—	4,976	(2,759)	—	135,220
Shinhan Credit Information		14,268	—	1,117	—	—	—	—	15,385
Shinhan PE		11,059	—	3,600	—	124	—	—	14,783
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	20,615	—	(1,743)	723	—	91,565
SH&C Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
SHC Management		8,899	—	(244)	—	—	—	—	8,655

	~~W~~	22,734,582	(160,654)	1,510,820	7,020	3,990	944,519	(4,301)	25,035,976

The Company discontinued the application of the equity method for Shinhan Macquarie because the book value of the equity method accounted investment was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~980 million and ~~W~~2,751 million, respectively.
The market value of Jeju Bank shares owned by the Company was ~~W~~98,155 million as of December 31, 2009 based on the quoted market price (~~W~~6,440 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
4.	Equity Method Accounted Investments, Continued

Changes in (negative) goodwill for the year ended December 31, 2009 were as follows:

			Increase	Amortization
	Beginning balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Investment		59,516	—	(17,004)	42,512
Shinhan Life Insurance		289,137	—	(41,803)	247,334
Shinhan Capital		8,373	3	(709)	7,667
Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,470,056	3,303	(423,594)	4,049,765

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2009 were as follows:

				Increase
Investees	Account	Beginning balance		(decrease)	Ending balance
Shinhan Bank	Derivatives, etc	~~W~~	7,664	(19,440)	(11,776)
Shinhan Card	Allowance for loan losses, etc		5,939	(1,903)	4,036
Shinhan Investment	Commission expense, etc		(7,310)	436	(6,874)
Shinhan Life Insurance	Deferred acquisition costs, etc		(49,779)	2,887	(46,892)
Shinhan Capital	Allowance for loan losses and other assets		5,232	(2,206)	3,026
Shinhan Credit Information	Allowance for other assets		1	1	2
Shinhan PE	Allowance for loan losses		50	(25)	25
Cardif Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(7,578)	(58,453)

5.	Loans
(a)	Loans as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Loans in won	~~W~~	1,455,000	1,575,000
Less: allowance for loan losses		(7,275)	(7,875)

	~~W~~	1,447,725	1,567,125

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
5.	Loans, Continued
(b)	Details of loans in won as of December 31, 2010 and 2009 were as follows:

	2010			2009
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	4.37~6.90	~~W~~	900,000	5.66~6.90	~~W~~	800,000
Shinhan Capital	4.12~6.90		450,000	4.99~6.90		600,000
Shinhan Investment	5.64		100,000	5.25~5.64		170,000
Shinhan PE	3.64		5,000	3.99		5,000

		~~W~~	1,455,000		~~W~~	1,575,000
Allowance for loan losses			(7,275)			(7,875)

		~~W~~	1,447,725		~~W~~	1,567,125

(c)	The maturities of loans as of December 31, 2010 and 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	450,000	—
Due after three months through six months		200,000	50,000
Due after six months through 12 months		205,000	275,000
Due after one year through three years		500,000	1,200,000
Thereafter		100,000	50,000

	~~W~~	1,455,000	1,575,000

6.	Property and Equipment

Property and equipment as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Property and equipment:
Furniture and fixtures	~~W~~	2,018	1,673
Leasehold improvements		3,721	3,169

		5,739	4,842
Less: accumulated depreciation		(4,251)	(3,651)

	~~W~~	1,488	1,191

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
7.	Other Assets

Other assets as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Security deposits paid	~~W~~	12,474	8,974
Software		1,823	2,493
Accounts receivable		241,651	51,358
Accrued interest income		7,822	8,738
Advance payments		—	10
Prepaid expenses		680	11,567
Deferred tax asset (note 19)		4,080	—
Derivative assets (note 12)		9,127	—
Other		5,323	3,824

		282,980	86,964
Less: allowance for losses		(1,324)	(375)

	~~W~~	281,656	86,589

8.	Insured Assets

The Company maintains employee compensation insurance covering loss and liability arising from accidents.

9.	Borrowings
(a)	Borrowings as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
	Interest		Interest
	rate (%)	Amount	rate (%)	Amount
Commercial Papers	3.58	5,000	3.35 ~ 6.53	674,000
(b)	The maturities of borrowings as of December 31, 2010 and 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	—	50,000
Due after three months through six months		—	280,000
Due after six months through 12 months		5,000	344,000

	~~W~~	5,000	674,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
10.	Debentures
(a)	Debentures as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Debentures in won	~~W~~	6,370,000	5,400,000
Debentures in foreign currency		223,533	202,051

		6,593,533	5,602,051
Less: discount on debentures		(12,429)	(8,733)

	~~W~~	6,581,104	5,593,318

(b)	Details of debentures in won as of December 31, 2010 and 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010		2009
Unsecured debentures in won:
January 31, 2005	January 31, 2010	4.59	~~W~~	—	70,000
June 29, 2005	June 29, 2010	4.28		—	150,000
September 14, 2005	September 14, 2010	5.18		—	110,000
December 16, 2005	December 16, 2010	5.65		—	60,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
January 25, 2007	January 25, 2010	5.25		—	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		—	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		—	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		—	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		—	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2010	5.91		—	100,000
November 27, 2007	November 27, 2010	6.24		—	50,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
10.	Debentures, Continued

		Interest
Issue date	Maturity date	rate (%)	2010		2009
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		—	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	150,000
January 23, 2008	January 23, 2013	6.51		50,000	50,000
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		—	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000
September 29, 2009	September 29, 2012	5.38		200,000	200,000
November 27, 2009	November 27, 2012	5.07		190,000	190,000
November 27, 2009	November 27, 2014	5.52		110,000	110,000
February 23, 2010	February 23, 2013	4.90		150,000	—
February 23, 2010	February 23, 2015	5.27		50,000	—
April 29, 2010	April 29, 2013	3.99		300,000	—
April 29, 2010	April 29, 2015	4.66		150,000	—
June 24, 2010	June 24, 2013	4.69		200,000	—
June 24, 2010	June 24, 2015	5.16		200,000	—
July 29, 2010	July 29, 2013	4.51		130,000	—
July 29, 2010	July 29, 2015	4.96		170,000	—
August 27, 2010	August 27, 2013	4.14		70,000	—
August 27, 2010	August 27, 2015	4.52		130,000	—
September 28, 2010	September 28, 2013	3.95		100,000	—
September 28, 2010	September 28, 2015	4.28		250,000	—
October 29, 2010	October 29, 2013	3.71		150,000	—
October 29, 2010	October 29, 2015	4.22		250,000	—
November 29, 2010	November 29, 2013	3.80		40,000	—
November 29, 2010	November 29, 2015	4.41		110,000	—

				6,370,000	5,400,000
	Discount on debentures			(12,223)	(8,263)

			~~W~~	6,357,777	5,391,737

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
10.	Debentures, Continued
(c)	Details of debentures in foreign currency as of December 31, 2010 and 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010		2009
Unsecured debentures in foreign currency:
September 29, 2009	September 29, 2011	3M Libor(JPY) + 1.1%	~~W~~	223,533	202,051
		Discount on debentures		(206)	(470)

			~~W~~	223,327	201,581

(d)	The maturities of debentures as of December 31, 2010 and 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	550,000	570,000
Due after three months through six months		330,000	500,000
Due after six months through 12 months		1,203,533	410,000
Due after one year through three years		2,690,000	3,202,051
Thereafter		1,820,000	920,000

	~~W~~	6,593,533	5,602,051

11.	Other Liabilities

Other liabilities as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Withholding taxes	~~W~~	3,076	2,516
Dividends payable		2,920	2,631
Accounts payable		4,287	5,056
Accrued expenses		128,516	98,875
Unearned interest		111	122
Derivative liabilities (note 12)		—	14,386
Income taxes payable		165,871	—

	~~W~~	304,781	123,586

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
12.	Derivatives and Hedge Accounting

Details of derivative instruments as of December 31, 2010 and 2009 were as follows:

2010

	Notional		Fair value		Valuation gain (loss)
	amount				Operating revenue	Other comprehensive
			Asset	Liabilities	(expenses)	income (loss)
Currency swap	~~W~~	223,533	9,127	—	21,482	2,031

2009

	Notional		Fair value		Valuation gain (loss)
	amount				Operating revenue	Other comprehensive
			Asset	Liabilities	(expenses)	income (loss)
Currency swap	~~W~~	202,051	—	14,386	(10,109)	(4,277)
Hedged items are debentures in foreign currency. The Company is hedging cash flow volatility due to foreign currency and interest fluctuation through currency swap.

13.	Retirement and Severance Benefits
(a)	Changes in retirement and severance benefits for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Estimated liability at beginning of year	~~W~~	3,741	2,492
Payments		(457)	(1,051)
Accrual for retirement and severance benefits		1,475	1,425
Succession in provision for retirement and severance benefits		404	875

Estimated retirement and severance benefits at end of year		5,163	3,741
Less: deposit for severance benefit insurance		—	(2,300)
Less: pension for retirement and severance benefits		(4,131)	—

Ending balance	~~W~~	1,032	1,441

(b)	The Company maintains an employees’ severance benefit trust arrangement with Shinhan Bank. Under this arrangement, the Company has made a pension asset in the amount equal to 80% of the retirement and severance benefits liability as of December 31, 2010. This pension asset consisted of deposits as of December 31, 2010.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
14.	Commitments and Contingencies

As of December 31, 2010, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim amount		Status
Korea Deposit	Claim for earn-out	~~W~~	9,059	Pending in
Insurance Corporation	payment relating to			Seoul High Court
	acquisition of
	Chohung Bank
15.	Capital Stock
(a)	As of December 31, 2010, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 10 (**)	28,990,000	7.00%	January 25, 2012 - January 25, 2027
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027

	43,711,000

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price in won : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of December 31, 2010. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2010	Series 5	9,316,793	~~W~~	172,793
	Series 8	66,666		10,001
2009	Series 4	9,316,792		172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		52,583,961	~~W~~	1,764,097

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
15.	Capital Stock, Continued
(b)	Details of changes in capital stock for the years ended December 31, 2010 and 2009 were as follows:

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2009	458,610,838	~~W~~	1,980,998	481,475
Issuance of common stock	78,000,000		390,000	—
Repayment of preferred stock	(9,316,792)		—	—

Balance at December 31, 2009	527,294,046		2,370,998	481,475
Repayment of preferred stock	(9,383,459)		—	—

Balance at December 31, 2010	517,910,587	~~W~~	2,370,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the years ended December 31, 2010 and 2009 were as follows:

	Number of		Redemption price
December 31, 2010	shares	Redemption date	per share		Redemption amount
Series 5 redeemable preferred stock	9,316,793	August 18, 2010	~~W~~	18,546.425	~~W~~	172,793
Series 8 redeemable preferred stock	66,666	August 18, 2010		150,009.452		10,001

	9,383,459				~~W~~	182,794

	Number of		Redemption price
December 31, 2009	shares	Redemption date	per share		Redemption amount
Series 4 redeemable preferred stock	9,316,792	August 19, 2009	~~W~~	18,546.425	~~W~~	172,793
16.	Retained Earnings

Retained earnings as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Legal reserve	~~W~~	1,152,507	1,021,878
Unappropriated retained earnings		7,803,831	6,163,727

	~~W~~	8,956,338	7,185,605

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the shareholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won, except per share data)
17.	Share-Based Payments
(a)	Details of stock options granted as of December 31, 2010 were as follows:

	4th grant(*)		5th grant(*)		6th grant(*)		7th grant(**)
Grant date	March 30, 2005		March 21, 2006		March 20, 2007		March 19,2008
Exercise price in won	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Contractual exercise period	Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2010		1,767,408		2,646,289		1,110,427		674,238
Exercised or canceled		(184,924)		(119,386)		(27,958)		(12,434)

Balance at December 31, 2010		1,582,484		2,526,903		1,082,469		661,804

Assumptions used to determine the fair value of options:
Risk-free interest rate						2.99%		3.14%
Expected exercise period					1.7 years		2.3 years
Expected stock price volatility						26.59%		42.31%
Expected dividend yield						1.10%		0.55%
Weighted average fair value per share					~~W~~	6,969	~~W~~	14,473

(*)	The Company has a present obligation to settle in cash.

(**)	The Company has the option to settle cash or equity in respect to share-based payments.
For the seventh grant, the Company recognized compensation costs as expenses and accrued expenses.
(b)	Details of performance shares granted as of December 31, 2010 were as follows:

Grant in 2010
Terms:
Service period	2010~2012
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2010	203,044
The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
17.	Share-Based Payments, Continued
(c)	Details of share-based compensation costs for the year ended December 31, 2010 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
4th	Recorded at beginning of the year	~~W~~	6,253	35,526	41,779
	Incurred during the year		1,440	5,884	7,324

5th	Recorded at beginning of the year		2,791	14,874	17,665
	Incurred during the year		1,951	9,703	11,654

6th	Recorded at beginning of the year		1,392	(7,289)	(5,897)
	Incurred during the year		(110)	(1,027)	(1,137)

7th	Recorded at beginning of the year		1,210	4,884	6,094
	Incurred during the year		758	2,697	3,455

Performance	Recorded at beginning of the year		—	—	—
share	Incurred during the year		1,618	9,123	10,741

Total	Recorded at beginning of the year		11,646	47,995	59,641
	Incurred during the year	~~W~~	5,657	26,380	32,037

The Company has granted the above share-based payment arrangements to employees of its own and its subsidiaries and the Company require the subsidiaries to reimburse the compensation costs for their employees. As of December 31, 2010, the Company recognized accrued expenses for payments to the employees of its own and subsidiaries in the amount of W90,267 million and the corresponding accounts receivable from the subsidiaries in the amount of W73,863 million.
18.	General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Salaries	~~W~~	28,187	26,479
Provision for retirement and severance benefits		1,475	1,425
Other employee benefits		2,848	1,797
Rental		1,526	1,164
Entertainment		1,710	1,387
Depreciation		650	460
Amortization		731	433
Bad debt expense		349	—
Taxes and dues		630	609
Advertising		26,186	18,788
Fees and commission		10,754	15,570
Other		3,809	3,035

	~~W~~	78,855	71,147

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
19.	Income Taxes
(a)	The components of income tax benefit for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Reversal of income tax	~~W~~	—	(13)
Changes in deferred tax arising from temporary differences		(2,377)	—
Deferred tax expense adjusted to equity		544	—
Adjustment under the consolidated corporate tax system		(1,704)	—

Income tax benefit	~~W~~	(3,537)	(13)

(b)	The reconciliation of income tax expense (benefit) for financial reporting purposes and for tax purposes for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Statutory tax rate		24.2%	24.2%
Income before income tax expense (A)	~~W~~	2,377,647	1,306,279
Income tax calculated at the statutory tax rate		575,391	316,119
Adjustment:
Income exempted for tax purposes		(158,232)	(16,125)
Expenses not deductible for tax purposes		562	1,049
Unrealizable temporary difference		(385,609)	(301,852)
Changes in probability of temporary differences		(2,232)	—
Other		(31,713)	809
Reversal of income tax		—	(13)
Adjustment under the consolidated corporate tax system		(1,704)	—

Income tax benefit (B)	~~W~~	(3,537)	(13)

Effective income tax rate (B/A)		(0.15)%	0.00%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
19.	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Beginning				Ending	Deferred tax
	balance (*)		Increase	Decrease	balance	asset(liability)
Temporary differences:
Equity method accounted investments	~~W~~	(7,107,957)	(1,979,370)	(346)	(9,086,981)	(1,999,367)
Provision for Retirement and severance benefits		2,619	1,284	289	3,614	795
Accrued expenses		16,611	6,967	5,862	17,716	3,897
Deposit for severance benefit insurance		(2,301)	—	(2,301)	—	—
Pension for retirement and severance benefits		—	(3,693)	(79)	(3,614)	(795)
Accounts payable		1,419	2,301	1,419	2,301	557
Derivatives		14,386	—	23,513	(9,127)	(2,208)
Debentures in foreign currency		(10,818)	—	(21,482)	10,664	2,581
Other		397	—	—	397	96

		(7,085,644)	(1,972,511)	6,875	(9,065,030)	(1,994,444)
Unrealizable temporary differences(**)		(7,104,744)	(1,972,062)	(346)	(9,076,460)	(1,996,821)
		19,100	(449)	7,221	11,430	2,377

Adjustment under the consolidated corporate tax system(***)		—	7,314	—	7,314	1,704

	~~W~~	19,100	6,865	7,221	18,744	4,081

(*)	Differences resulting from the prior-year true up are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of December 31, 2010 represents temporary differences related to equity method accounted investments of ~~W~~9,086,981 million less realizable portion of ~~W~~10,521 million.

(***)	Adjustment under the consolidated corporate tax system as of December 31, 2010 represents temporary differences in the consolidated tax return, which related to the allowance of subsidiaries in the amount of ~~W~~8,520 million less unrealizable portion of ~~W~~1,206 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)

19. Income Taxes, Continued

	2009
		Beginning			Ending	Deferred tax
		balance (*)	Increase	Decrease	balance	asset(liability)
Temporary differences:

Equity method accounted investments	~~W~~	(4,793,469)	(2,479,625)	(165,137)	(7,107,957)	(1,563,750)
Provision for retirement and severance benefits		1,620	1,379	380	2,619	576
Accrued expenses		7,627	10,016	1,032	16,611	3,777
Deposit for severance benefit insurance		(1,531)	(1,150)	(380)	(2,301)	(506)
Account payable		—	2,872	—	2,872	695
Derivatives		—	14,386	—	14,386	3,481
Debentures in foreign currency		—	(10,818)	—	(10,818)	(2,618)
Other		—	397	—	397	96

		(4,785,753)	(2,462,543)	(164,105)	(7,084,191)	(1,558,249)

Unused tax losses		299,472	84,482	—	383,954	87,133

		(4,486,281)	(2,378,061)	(164,105)	(6,700,237)	(1,471,116)

Unrealizable temporary differences(**)		(4,785,394)	(2,484,487)	(165,137)	(7,104,744)	(1,563,035)

		299,113	106,426	1,032	404,507	91,919

(*)	Differences resulting from the prior-year true up are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of December 31, 2009 represents temporary differences related to equity method accounted investments of ~~W~~7,017,957 million less realizable portion of ~~W~~3,213 million.
The net tax effects of ~~W~~91,919 million as of December 31, 2009 were not recognized as deferred tax assets due to uncertainty of realization.
(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the year ended December 31, 2010 are as follows:

			Deferred tax assets
	Temporary differences		(liabilities)
Accumulated other comprehensive income :
Valuation loss on derivatives	~~W~~	2,031	544

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won, except per share data)
19.	Income Taxes, Continued
(e)	The carryforwards of unused tax losses in respect of which deferred tax assets have not been recognized as of December 31, 2010 were as follows:

	Amount		Maturity date
Unused tax losses :
For the years ended December 31, 2006	~~W~~	55,913	2011
For the years ended December 31, 2007		164,913	2012
For the years ended December 31, 2009		99,449	2019

	~~W~~	320,275

(f)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of December 31, 2010 and 2009 were as follows:

	2010		2009
Equity method accounted investments	~~W~~	9,076,460	7,107,957
Deposit for severance benefit insurance		—	2,301
Debentures in foreign currency		—	10,818

	~~W~~	9,076,460	7,121,076

20.	Earning Per Share
(a)	Basic earning per share
Basic earning per share is calculated by dividing net income less dividend requirement of preferred stock by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Net income for the year	~~W~~	2,381,184	1,306,292
Less: dividends on preferred stock		(235,371)	(242,469)

Net income available for common stock		2,145,813	1,063,823
Weighted average number of common shares outstanding (*)		474,199,587	461,500,172

Earnings per share in won	~~W~~	4,525	2,305

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won, except per share data)
20. Earning Per Share, Continued

(*)	Weighted average number of common shares outstanding for the year ended December 31, 2009 was as follows:

	2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,260	365	152,450,739,900
Treasury stocks	529	42	22,218
Common stock issuance	54,497,285	283	15,422,731,655
Capital increase without consideration	2,028,513	283	574,069,179

Outstanding at December 31, 2009	474,199,587		168,447,562,952

			365

Weighted average number of common shares			461,500,172

(b)	Diluted earnings per share
Details of diluted earnings per share due to dilutive effect for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Ordinary income available for common stock	~~W~~	2,145,813	1,063,823

Add: dividends on redeemable convertible preferred stock		27,656	27,656

Diluted net earnings		2,173,469	1,091,479
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	476,221,172

Diluted earnings per share in won	~~W~~	4,445	2,292

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Weighted average number of common shares	474,199,587	461,500,172
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	476,221,172

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 20, 2011 - March 19, 2015	661,804

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won, except per share data)
21. Dividends
(a)	Dividends for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		474,199,587	43,711,000	517,910,587
Par value per share in won		5,000	5,000	5,000
Dividend per share in won (rate per share) (*)	~~W~~	750(15%)	5,275(105.5%)	1,132(22.64%)

Dividends	~~W~~	355,650	230,586	586,236

(*)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	Number of	Dividends per share	Dividend rate
	shares	in won	per share(%)	Dividends
Redeemable preferred stock:
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,656

	43,711,000			230,586

	2009
	Common		Preferred
	shares		shares	Total
Total number of shares issued and outstanding		474,199,587	53,094,459	527,294,046
Par value per share in won		5,000	5,000	5,000
Dividend per share in won (rate per share) (*)	~~W~~	400 (8%)	4,486 (89.72%)	811 (16.22%)

Dividends	~~W~~	189,680	238,180	427,860

(*)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	Number of	Dividends per share	Dividend rate
	shares	in won	per share(%)	Dividends
Redeemable preferred stock:
Series 5	9,316,793	730.674	14.6135	6,808
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,656

	53,094,459			238,180

(b)	Payout ratios for the years ended December 31, 2010 and 2009 were calculated as follows:

	2010					2009
	Common shares			Preferred shares	Total	Common shares		Preferred shares	Total
Dividends in won	~~W~~	355,650		230,586	586,236	189,680		238,180	427,860
Net earnings in won		2,150,598 (*	)	230,586	2,381,184	1,068,112 (*	)	238,180	1,306,292

Payout ratios (%)		16.54%			24.62%	17.76%			32.75%

(*)	Net earnings for common stock after deducting for preferred stock

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won, except per share data
21. Dividends, Continued
(c)	Dividend yields on common shares for the years ended December 31, 2010 and 2009 were calculated as follows:

	2010		2009
Dividends per share in won	~~W~~	750	400
Average stock price in won (*)		52,760	44,563

Dividends yields (%)		1.42%	0.90%

(*)	Stock price is the average of the quote prices during the week ending two days prior to the record date.
22. Related Party Transactions
(a)	Details of transactions
Significant transactions with the related parties for the years ended December 31, 2010 and 2009 were as follows:

Related party	Account	2010		2009
Revenue:
Shinhan Bank	Interest income	~~W~~	28	3,715
”	Royalty		98,252	113,249
”	Interest Income on deposit for severance benefit insurance		45	9
”	Non-operating income		39	31
Shinhan Card	Interest income		50,730	60,790
”	Royalty		8,752	9,484
Shinhan Investment	Interest income		7,848	9,340
”	Royalty		4,025	4,337
Shinhan Life Insurance	Royalty		8,377	6,605
Shinhan Capital	Interest income		33,634	49,098
”	Royalty		1,064	1,461
Jeju Bank	Royalty		449	500
Shinhan Credit Information	Royalty		84	60
Shinhan PE	Interest income		193	438
”	Royalty		19	12
Shinhan BNP Paribas AMC	Royalty		145	142
Cardif Life Insurance	Interest income		68	50
”	Royalty		—	79
Shinhan Macquarie	Royalty		46	37
Shinhan Data System	Royalty		—	222
Shinhan Aitas	Royalty		2	9

		~~W~~	213,800	259,668

Expense:
Shinhan Bank	Rent	~~W~~	1,022	733
Shinhan Investment	Commission		1,180	540
Shinhan Life Insurance	Insurance		26	20
Shinhan Data System	Cost of service		539	182

		~~W~~	2,767	1,475

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
22. Related Party Transactions, Continued
(b)	Account balances
Significant balances with the related parties as of December 31, 2010 and 2009 were as follows:

Creditor	Debtor	Account	2010		2009
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	787	9,823
”	”	Security deposits paid		12,474	8,974
”	”	Accounts receivable		121,121	38,240
”	”	Deposit for severance benefit insurance		—	2,300
”	Shinhan Card	Loans in won		900,000	800,000
”	”	Accrued interest income		4,442	3,682
”	”	Accounts receivable		103,468	3,517
”	Shinhan Investment	Loans in won		100,000	170,000
”	”	Accrued interest income		950	1,569
”	”	Accounts receivable		7,753	4,443
”	Shinhan Life Insurance	Accounts receivable		4,570	2,533
”	Shinhan Capital	Loans in won		450,000	600,000
”	”	Accrued interest income		2,353	3,412
”	”	Accounts receivable		2,956	1,822
”	Jeju Bank	Accounts receivable		281	—
”	Shinhan Credit Information	Accounts receivable		978	476
”	Shinhan PE	Loans in won		5,000	5,000
”	”	Accounts receivable		151	—
”	Shinhan BNP Paribas AMC	Accounts receivable		79	68
”	Shinhan Macquarie	Accounts receivable		77	75
”	SHC Management	Accounts receivable		81	68
”	Shinhan Data System	Accounts receivable		213	190

			~~W~~	1,717,734	1,656,192

Shinhan Card	Shinhan Financial Group	Accounts payable	~~W~~	270	234
Shinhan Life Insurance	”	Accounts payable		1,212	—
Shinhan Capital	”	Accounts payable		706	—
Shinhan PE	”	Unearned interest		111	122
Shinhan Data System	”	Accounts payable		—	1

			~~W~~	2,299	357

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
22. Related Party Transactions, Continued
(c)	Compensation of key management personnel for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Salaries	~~W~~	4,710	4,521
Share-based payment		5,376	9,189
Performance compensation		1,638	2,692

	~~W~~	11,724	16,402

23. Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Unrealized holding gain of equity method accounted investees	~~W~~	1,387,986	1,194,264
Unrealized holding loss of equity method accounted investees		(4,277)	(7,414)
Valuation loss on derivatives		(1,702)	(4,277)

	~~W~~	1,382,007	1,182,573

(b)	Comprehensive income for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Net income	~~W~~	2,381,184	1,306,292
Other comprehensive income:
Unrealized holding gains of equity method accounted investees		193,722	926,502
Unrealized holding losses of equity method accounted investees		3,137	18,017
Valuation loss on derivatives		2,575	(4,277)

Comprehensive income	~~W~~	2,580,618	2,246,534

24. Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Changes in unrealized holding gains (losses) of equity method accounted investees	196,859	944,519
Changes in retained earnings of equity method accounted equity method investees	203	4,301

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
25. Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position
The condensed statements of financial position of subsidiaries as of December 31, 2010 and 2009 were as follows:

	2010
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	205,377,968	190,371,775	15,006,193
Shinhan Card		21,096,513	15,967,282	5,129,231
Shinhan Investment		9,539,649	7,641,290	1,898,359
Shinhan Life Insurance		11,956,060	10,938,950	1,017,110
Shinhan Capital		3,750,776	3,283,760	467,016
Jeju Bank		3,027,983	2,791,814	236,169
Shinhan Credit Information		19,546	4,377	15,169
Shinhan PE		20,805	5,821	14,984
Shinhan BNP Paribas AMC		172,058	24,880	147,178
SHC Management		8,391	80	8,311
Shinhan Data System		11,144	5,099	6,045

	~~W~~	254,980,893	231,035,128	23,945,765

	2009
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	202,237,352	188,821,769	13,415,583
Shinhan Card		17,572,883	12,931,389	4,641,494
Shinhan Investment		7,551,810	5,785,472	1,766,338
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,784	398,228
Jeju Bank		2,950,155	2,736,667	213,488
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)
SHC Management		8,730	75	8,655

	~~W~~	244,246,697	222,857,600	21,389,097

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
25.	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	22,969,678	20,714,053	2,255,625	2,092,082	1,648,389
Shinhan Card		4,061,297	2,872,926	1,188,371	1,180,052	1,107,029
Shinhan Investment		1,725,731	1,554,328	171,403	184,049	138,889
Shinhan Life Insurance		3,817,702	3,530,298	287,404	278,059	210,630
Shinhan Capital		385,620	311,532	74,088	73,307	56,114
Jeju Bank		188,083	161,178	26,905	25,550	18,970
Shinhan Credit Information		33,428	32,190	1,238	1,283	987
Shinhan PE		6,532	3,536	2,996	708	222
Shinhan BNP Paribas AMC		119,197	65,322	53,875	53,112	39,737
SHC Management		—	104	(104)	147	(345)
Shinhan Data System		40,508	40,281	227	381	278

	~~W~~	33,347,776	29,285,748	4,062,028	3,888,730	3,220,900

	2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	41,466,693	40,233,903	1,232,790	1,066,208	748,664
Shinhan Card		3,693,714	2,578,916	1,114,798	1,100,554	856,755
Shinhan Investment		1,583,574	1,547,127	36,447	56,911	44,184
Shinhan Life Insurance		3,418,331	3,181,967	236,364	224,375	173,973
Shinhan Capital		449,042	397,502	51,540	50,516	38,413
Jeju Bank		189,400	172,710	16,690	16,911	12,837
Shinhan Credit Information		35,367	34,252	1,115	1,441	1,115
Shinhan PE		8,348	3,953	4,395	4,913	3,625
Shinhan BNP Paribas AMC		115,227	70,008	45,219	42,624	31,714
Shinhan Macquarie		3,706	6,149	(2,443)	(2,832)	(2,110)
SHC Management		—	762	(762)	(288)	(244)

	~~W~~	50,963,402	48,227,249	2,736,153	2,561,333	1,908,926

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
26. Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of December 31, 2010 and 2009 were as follows:

	2010
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	5,000	6,581,104	6,586,104
Shinhan Bank		139,666,471	15,254,062	20,785,662	175,706,195
Shinhan Card		—	2,315,739	10,168,477	12,484,216
Shinhan Investment		948,153	4,171,214	49,968	5,169,335
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,018,519	2,076,514	3,095,033
Jeju Bank		2,383,577	77,181	143,299	2,604,057
Shinhan PE		—	5,000	—	5,000

	~~W~~	142,998,147	22,854,315	39,805,024	205,657,540

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	674,000	5,593,318	6,267,318
Shinhan Bank		135,284,956	14,196,594	23,822,222	173,303,772
Shinhan Card		—	1,461,658	8,483,809	9,945,467
Shinhan Investment		921,262	2,665,641	49,947	3,636,850
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,102,417	1,990,489	3,092,906
Jeju Bank		2,332,462	77,871	143,340	2,553,673
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	138,538,680	20,191,771	40,083,125	198,813,576

(*)	Net of discount on debentures.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
26.	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of December 31, 2010 and 2009 were as follows:

	2010
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,447,725	27,024,517	861,284	29,333,526
Shinhan Bank		145,881,797	40,186,835	6,126,417	192,195,049
Shinhan Card		18,110,055	382,116	1,371	18,493,542
Shinhan Investment		849,174	5,843,043	2,053,597	8,745,814
Shinhan Life Insurance		2,591,699	5,942,947	331,824	8,866,470
Shinhan Capital		3,074,616	422,601	163	3,497,380
Jeju Bank		2,193,405	535,044	95,141	2,823,590
Shinhan Credit Information		—	19	8,167	8,186
Shinhan PE		—	12,535	6,345	18,880
Shinhan BNP Paribas AMC		1,333	1,479	115,000	117,812
SHC Management		—	—	8,295	8,295
Shinhan Data System		—	18	2,301	2,319

	~~W~~	174,149,804	80,351,154	9,609,905	264,110,863

	2009
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,567,125	25,035,976	429,825	27,032,926
Shinhan Bank		139,956,199	39,540,193	8,942,395	188,438,787
Shinhan Card		14,615,371	411,444	1,371	15,028,186
Shinhan Investment		930,726	4,365,966	1,062,661	6,359,353
Shinhan Life Insurance		2,520,394	4,528,593	237,955	7,286,942
Shinhan Capital		3,063,703	351,683	1,187	3,416,573
Jeju Bank		2,205,225	511,340	34,908	2,751,473
Shinhan Credit Information		—	—	9,617	9,617
Shinhan PE		—	13,813	6,054	19,867
Shinhan BNP Paribas AMC		1,190	2,323	136,847	140,360
SHC Management		—	—	8,531	8,531

	~~W~~	164,859,933	74,761,331	10,871,351	250,492,615

(*)	Net of allowance for loan losses, present value discounts and deferred loan origination fees

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
27.	Contribution by Subsidiaries to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the years ended December 31, 2010 and 2009 were as follows:

	2010			2009
Equity in income (loss) of:	Amount		Ratio(%)	Amount	Ratio(%)
Shinhan Bank	~~W~~	1,545,719	60.09	724,060	47.93
Shinhan Card		667,168	25.93	553,776	36.65
Shinhan Investment		94,983	3.69	26,129	1.73
Shinhan Life Insurance		169,932	6.61	134,926	8.93
Shinhan Capital		53,868	2.09	35,499	2.35
Jeju Bank		13,863	0.54	9,677	0.64
Shinhan Credit Information		990	0.04	1,117	0.08
Shinhan PE		216	0.01	3,600	0.24
Shinhan BNP Paribas AMC		25,829	1.00	20,615	1.36
SHC Management		(345)	(0.01)	(244)	(0.02)
SH&C Life Insurance		—	—	1,665	0.11
Shinhan Data System		316	0.01	—	—

		2,572,539	100.00	1,510,820	100.00

Other income		251,598		300,434
Other expense		442,953		504,962

Net income for year	~~W~~	2,381,184		1,306,292

28.	Allowance for Loan Losses of the Company and Subsidiaries

Changes in the allowance for loan losses of the Company and its subsidiaries for the years ended December 31, 2010 and 2009 were as follows:

	2010
			Increase	Ending
	Beginning balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,250	349	8,599
Shinhan Bank		2,642,383	193,848	2,836,231
Shinhan Card		793,470	(186,365)	607,105
Shinhan Investment		182,287	(64,519)	117,768
Shinhan Life Insurance		37,943	375	38,318
Shinhan Capital		72,323	(10,786)	61,537
Jeju Bank		33,060	6,647	39,707
Shinhan BNP Paribas AMC		110	9	119
Shinhan Data System		2	(2)	—

	~~W~~	3,769,828	(60,444)	3,709,384

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
(In millions of won)
28.	Allowance for Loan Losses of the Company and Subsidiaries, Continued

	2009
			Increase	Ending
	Beginning balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,050	(3,800)	8,250
Shinhan Bank		2,581,217	61,166	2,642,383
Shinhan Card		764,066	29,404	793,470
Shinhan Investment		62,205	120,082	182,287
Shinhan Life Insurance		28,570	9,373	37,943
Shinhan Capital		52,396	19,927	72,323
Jeju Bank		26,438	6,622	33,060
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,527,108	242,720	3,769,828

29.	Financial Performance for the Last Interim Period

Financial performance for the quarters ended December 31, 2010 and 2009 were as follows:

	Quarter ended		Quarter ended
	December 31, 2010		December 31, 2009
Operating revenue	~~W~~	482,939	385,860
Operating income		364,416	256,649
Net income		364,358	256,401
Earnings per share in won		646	414
Diluted earnings per share in won		640	414
30.	Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Salaries	~~W~~	28,187	26,479
Provision for retirement and severance benefits		1,475	1,425
Other employee benefits		2,848	1,797
Rent		1,526	1,164
Depreciation		650	460
Taxes and dues		630	609

	~~W~~	35,316	31,934

31.	Date of Authorization for Issue

The 2010 financial statements were authorized for issue on February 8, 2011 at the Board of Directors Meeting.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32. Plans and Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the roadmap announced by the Financial Supervisory Commission for the adoption of Korean IFRS (the “K-IFRS”) in March 2007 and article 13 of the Act on External Audit of Stock Companies, the Company will adopt the K-IFRS from the fiscal year 2010 (the date of first-time adoption to K-IFRS: January 1, 2010).

In August 2007, the Company formed a task force to prepare for its transition from Korean GAAP to K-IFRS. The three phases being conducted for the transition to K-IFRS by the task force are 1) Analysis and Planning Phase, 2) Design Phase and 3) Implementation Phase. As of the date of the report, all three phases as described above are substantially completed. The Company has been preparing financial statements under K-IFRS from the date of transition and onwards and expects that financial information for the fiscal year 2010 will be K-IFRS compliant.

(b)	K-IFRS Adoption Status

i) Action plan and status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.

 Phase 1: Analysis Phase The Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.

‚ Phase 2: Policy Establishment, System Design and Implementation Phase Based on the outcome of Phase 1, from March 2008 to December 2009, the Company performed a detailed gap and impact analysis, and designed and implemented of its IT infrastructure. The Company also has continuously carried out training course for its employees.

ƒ Phase 3: K-IFRS application phase Starting January 2010, the Company is proceeding to prepare and verify financial information, to reorganize internal accounting control system, and to analyze the impact of changes in accordance with K-IFRS.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32.	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
ii)	Major activities

☐ Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals

In consideration of the requirements of K-IFRS and the Group’s current situations, the Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

☐ System redesign

The Company analyzed a financial reporting system and defined business requirement in order to produce the financial information in a relevant and efficient manner. The Company completed implementation of IFRS system at the end of reporting period, performed financial data cleansing and uploaded data in IFRS system.

ƒ Redesign of financial reporting internal control processes The Company analyzed in detail the impact of the adoption of K-IFRS on internal control on financial reporting process, and redesigned and tested its internal accounting control system. Also, the Company performed the training for internal accounting staffs.

„ Analysis of the impact of changes in K-IFRS The Company analyzed the impact of changes and forthcoming requirements of IFRS on financial information and closing system.

… Generation and analysis of financial information in accordance with K-IFRS The Company generated and analyzed opening balance as of January 1, 2010 and each quarter financial information of 2010, which were prepared in accordance with K-IFRS as of the reporting date.

iii)	Composition and operation of the action plan

In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS adoption task force team, including external consultants. Each subsidiary performs detail conversion tasks. In addition, an IT IFRS task force team was formed with IT experts from each sector, in order to carry out IT system design and implementation.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32.	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
(c)	Differences between K-IFRS and K-GAAP expected to have a material effect on the group

The areas of accounting under the current financial statements, for which the application of K-IFRS is expected to give rise to significant differences, include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

		K-IFRS	K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103, Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	—

	Deemed cost	The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	—

	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	—

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039, Financial Instruments: Recognition and Measurement were applied prospectively for transactions occurred on or before the date of transition.	—

	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Although K-IFRS 1039, Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Company elected to use these exemptions.	—

	Share-based payment transactions	K-IFRS 1102, Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32. Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

		K-IFRS	K-GAAP
First-time adoption of K-IFRS	Decommissioning liabilities included in the cost of property, plant and equipment	The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.	—

	Leases	K-IFRS 1017, Leases will be applied retrospectively to leases occurring prior to the date of transition.	—

	Investments in subsidiaries, jointly controlled entities and associates	The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost were K-GAAP carrying amounts at the date of transition.	—

Basis of financial statement preparation		Consolidated financial statements	Individual financial statements

Consolidation scope		If the Group has dominant influence or control over the subsidiary including special purpose vehicle “SPV”, the subsidiary is included in the Group’s consolidation scope regardless of the subsidiary size.	Based on the Act on External Audit of Stock Companies, a stock company, whose total value of asset is less than W 10 billion as of the end of the immediate preceding fiscal year, shall not be considered a subsidiary. Consolidation of SPV is not stipulated in K-GAAP.

Goodwill		Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32. Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

	K-IFRS	K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at a greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement	The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value. The fair value is measured reflecting credit risk.	Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value. In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Depends on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset is continued to be recognized, is derecognized or is continued to be recognize to the extent of its continuing involvement in the financial asset.	Depends on whether or not the Company retains control over the financial assets, the transferred asset is continued to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32. Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

	K-IFRS	K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Company recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Company establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Company allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Company recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Company chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Company chooses the cost model.

Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32. Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
(d)	Changes in scope of consolidation

The Company is required under K-IFRS to present consolidated financial statements. Changes in the scope of consolidation from K-GAAP to K-IFRS as of December 31, 2010 are as follows:

Consolidated Subsidiaries under	Consolidated Subsidiaries
K-GAAP	under K-IFRS	Difference
—	Shinhan Data System	Under Article 1-3 par. 2 of the Presidential Decree enacting the Act on External Audit of Stock Companies, Shinhan Data System and SHC Management were excluded from consolidation. However, under K-IFRS it is a consolidated subsidiary.
SHC Management
—

—	Corstone Delta Company Ltd.	As the percentage of ownership is less than 50%, Corstone Delta Company Ltd. was excluded from consolidation. However under K-IFRS 2012, Consolidation - Special Purpose Entities it is a consolidated subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
December 31, 2010 and 2009
32. Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
(e)	Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation

This summary of the effects on the Company’s financial position and the results of its operation described below are based on the non-consolidated financial statements, and may change in the future as a result of additional analysis, revised standards etc.
i)	The effects on the Company’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

(In millions of won)	Total assets		Total liabilities	Total equity
K-GAAP	~~W~~	27,120,706	6,392,345	20,728,361

Adjustment for:
Change in method of recognizing allowance		7,748	—	7,748
Actuarial valuation of definite benefit obligations		—	(141)	141
Share-based payment		14,577	17,435	(2,858)
Reclassification of preferred stock		—	180,463	(180,463)
Others		97	—	97

Total adjustment		22,422	197,757	(175,335)

K-IFRS	~~W~~	27,143,128	6,590,102	20,553,026

ii)	The effects on the Company’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year end of December 31, 2010 are as follows:

						Total retained
(In millions of won)	Total assets		Total liabilities	Total equity	Net income	earnings
K-GAAP	~~W~~	29,616,670	6,891,917	22,724,753	2,381,184	2,580,618

Adjustment for:
Conversion to the cost method for equity method investments(*)		(1,978,514)	—	(1,978,514)	(1,755,227)	(1,952,086)
Change in method of recognizing allowance		7,874	—	7,874	126	126
Actuarial valuation of definite benefit obligations		—	57	(57)	(199)	(199)
Share-based payment		12,883	15,662	(2,779)	78	78
Reclassification of preferred stock		—	—	—	(9,924)	(9,924)
Others		1,683	—	1,683	1,587	1,587

Total adjustment		(1,956,074)	15,719	(1,971,793)	(1,763,559)	(1,960,418)

K-IFRS	~~W~~	27,660,596	6,907,636	20,752,960	617,625	620,200

(*)	Equity in subsidiaries and related companies that have been accounted for using the equity method under K-GAAP is accounted for using the cost method.

Independent Accountants’ Review Report on Internal Accounting Control System
English translation of a Report Originally Issued in Korean
To the President of
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Financial Group Co., Ltd (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”
We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.
A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2010 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.
This report applies to the Company’s IACS in existence as of December 31, 2010. We did not review the Company’s IACS subsequent to December 31, 2010. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.
February 25, 2011
Notice to Readers
This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2010 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.